UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On January 3, 2024, A2Z Smart Technologies Corp. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of (i) 2,806,302 common shares (the “Shares”), no par value per share, and (ii) warrants to purchase up to 1,403,151 common shares (the “Warrants”) in a registered direct offering (the “Offering”).

The Shares are being sold at a purchase price of $1.15 per share and accompanying 0.5 of one Warrant. Each Warrant has an exercise price of $1.50 per share and will be exercisable for a period of two years commencing on the date of issuance. The Shares and the Warrants are immediately separable and will be issued separately.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2023, and declared effective by the Commission on April 21, 2023 (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around January 5, 2024.

The closing of the Offering is expected to occur on or about January 8, 2024, subject to customary closing conditions. The gross proceeds from the offering will be approximately $3.2 million before deducting the offering expenses payable by the Company. The proceeds from the Offering are intended to be used for working capital and general corporate purposes.

The foregoing descriptions of the Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the form of the Purchase Agreement and the form of the Warrant, which are filed as Exhibits 99.1, and 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein. The legal opinion, including the related consent, of Bloch Legal relating to the issuance and sale of the Shares and the Warrants is filed as Exhibit 99.3 hereto. Further, the legal opinion, including the related consent, of Sichenzia Ross Ference Carmel LLP relating to the enforceability of the Warrants, is filed as Exhibit 99.4 hereto.

The Offering was made directly to the investors, without a placement agent or underwriter. The Company expects to pay to certain non-US residents fees in connection with the Offering, payable in cash, of up to 8% of the gross proceeds, and will issue to such persons warrants to purchase up to 8% of the common shares sold (the “Private Warrants”). Each Private Warrant will be exercisable into one common share for an exercise price of $1.50 and will have a two-year term. The   Private Warrants will be issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering. The foregoing descriptions of the Private Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Private Warrant, which is filed as Exhibit 99.5 to this Report on Form 6-K and is incorporated by reference herein.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The Shares and Warrants may not be offered or sold in Canada or to residents of Canada.

On January 4, 2024, the Company issued a press release regarding the Offering. A copy of the press release is attached as Exhibit 99.6 of this Current Report on Form 6-K and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date: January 4, 2024	By	/s/ Gadi Levin
Gadi Levin
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form of the Securities Purchase Agreement
99.2	Form of Warrant
99.3	Opinion of Bloch Legal
99.4	Opinion of Sichenzia Ross Ference Carmel LLP
99.5	Form of Private Warrant
99.6	Press Release dated January 4, 2024